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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

December 18, 2020

Dear Sir/ Madam,

Sub: Company Statement

The Company had made a minority investment of US$3 Million during December 2015 in Whoop Inc, the human performance company headquartered in Boston, USA. With reference to the said investment, the Company would like to inform that it has divested 1/3rd of its holding for ~US$10 Million. This is for your information and records.

This will also be hosted on the Company's website, at www.infosys.com.

Thanking you,

Yours Sincerely,

For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com